UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

U.S.B. Holding Co., Inc.
________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
________________________________________________________________
(Title of Class of Securities)

902910108
________________________________________________________________
(CUSIP Number)

December 31, 2006
________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas E. Hales
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ___________ (b) ___________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	2,381,926 shares (inclusive of 1,058,668 shares issuable upon the exercise of vested stock options) (see Item 4)
	6	Shared Voting Power	1,095,110 shares (see Item 4)
	7	Sole Dispositive Power	2,054,005 shares (inclusive of 1,058,668 shares issuable upon the exercise of vested stock options) (see Item 4)
	8	Shared Dispositive Power	1,276,715 shares (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,036 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 15.1% (see Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 902910108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alice Marie Hales
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ___________ (b) ___________
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	None (see Item 4)
	6	Shared Voting Power	1,095,110 shares (see Item 4)
	7	Sole Dispositive Power	None (see Item 4)
	8	Shared Dispositive Power	1,095,110 shares (see Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,095,110 shares (see Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [___]
11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)       Name of Issuer

U.S.B. Holding Co., Inc.

(b)       Address of Issuer’s Principal Executive Offices

100 Dutch Hill Road, Orangeburg, NY 10962

Item 2.

(a)       Name of Person Filing

Thomas E. Hales and Alice Marie Hales

(b)       Address of Principal Business Office or, if none, Residence

Thomas E. Hales: c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY 10962

Alice Marie Hales: 66 Brookwood Drive, Briarcliff Manor, NY 10510

(c)       Citizenship

Thomas E. Hales: United States

Alice Marie Hales: United States

(d)       Title of Class of Securities

Common Stock

(e)      CUSIP Number

902910108

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership

(a)       Amount Beneficially Owned:

Thomas E. Hales: 3,477,036 shares of Common Stock. This amount includes: (i) 995,337 shares of Common Stock owned directly by Mr. Hales; (ii) 632,823 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (iii) 199,711 shares of Common Stock owned directly by Mrs. Hales; (iv) 327,921 shares of Common Stock owned by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "KSOP") and allocated to Mr. Hales; (v) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (vi) vested stock options (exercisable within 60 days) to purchase 1,058,668 shares of Common Stock held by Mr. Hales.

Alice Marie Hales: 1,095,110 shares of Common Stock. This amount includes: (i) 199,711 shares of Common Stock owned directly by Mrs. Hales; (ii) 632,823 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; and (iii) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director.

(b)       Percent of Class:

Thomas E. Hales: 15.1%. This percentage is based upon 21,902,023 shares of Common Stock issued and outstanding as of December 31, 2006, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

Alice Marie Hales: 5.0%. This percentage is based upon 21,902,023 shares of Common Stock issued and outstanding as of December 31, 2006.

(c)       Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Thomas E. Hales: 2,381,926 shares of Common Stock. This amount includes: (i) 995,337 shares of Common Stock owned directly by Mr. Hales; (ii) 327,921 shares of Common Stock owned by the KSOP and allocated to Mr. Hales; and (iii) 1,058,668 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

(ii) shared power to vote or direct the vote:

Thomas E. Hales: 1,095,110 shares of Common Stock. This amount includes: (i) 632,823 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iii) 199,711 shares of Common Stock owned directly by Mrs. Hales.

Alice Marie Hales: 1,095,110 shares of Common Stock. This amount includes: (i) 623,823 shares of Common Stock owned jointly by Mr. and Mrs. Hales; (ii) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director; and (iii) 199,711 shares of Common Stock owned directly by Mrs. Hales.

(iii) sole power to dispose or to direct the disposition of:

Thomas E. Hales: 2,054,005 shares of Common Stock. This amount includes: (i) 995,337 shares of Common Stock owned directly by Mr. Hales; and (ii) 1,058,668 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

(iv) shared power to dispose or to direct the disposition of:

Thomas E. Hales: 1,276,715 shares of Common Stock. This amount includes: (i) 632,823 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 181,605 of the shares of Common Stock held by the KSOP that are allocated to Mr. Hales and that represent employee contributions and/or matching employer contributions (collectively, the "401(k) Shares"), as the trustees of the KSOP have shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares; (iii) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iv) 199,711 shares of Common Stock owned directly by Mrs. Hales.

Alice Marie Hales: 1,095,110 shares of Common Stock. This amount includes: (i) 632,823 shares of Common Stock owned jointly by Mr. and Mrs. Hales; (ii) 262,576 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director; and (iii) 199,711 shares of Common Stock owned directly by Mrs. Hales.

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

/s/ THOMAS E. HALES
THOMAS E. HALES

/s/ ALICE MARIE HALES
ALICE MARIE HALES